

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-0303

DIVISION OF

CORPORATION FINANCE

January 6. 2007

Mail Stop 4561

Shaun Passley
Chief Executive Officer
EPAZZ. Inc.
445 East Ohio, Suite 250
Chicago, IL 60611

      Re: EPAZZ, Inc.
           Registration Statement on Form SB-2
           Filed December 4, 2006
           File No. 333-139117

Dear Mr. Passley:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We understand that EPAZZ has two classes of common stock outstanding – Class

A common stock and Class B common stock. However, your registration statement facing page, prospectus cover page, summary and legality opinion only reference "common stock" without any reference to Class A common stock. Please advise or revise.

Prospectus Summary, page 2

2. Add disclosure regarding your minimal sales, net losses, accumulated deficit and going concern opinion from your independent accountant. Clarify the current status of your product BoxesOS v3.0. In this regard, we note disclosure that the software has a "very limited market" and that you have had "no product sales."

How To Contact Us, page 2

3. Please include the address of EPAZZ's website in this section as suggested by Item 101(c)(3) of Regulation S-B.

Risk Factors, page 5

4. Ensure that each subheading adequately describes the specific risk to potential investors that results from the condition or uncertainty that you identify. For example, the first subheading merely states "We have a limited operating history on which to evaluate our business." As another example, another subheading states "We may face product liability claims from our customers."

5. Add disclosure that Shaun Pressley is your sole officer, director and employee. Clarify whether Mr. Pressley has any accounting or financial experience, particularly relating to public companies.

6. We note your discussion regarding reliance on off-shore independent contract service providers. In your fourth sentence, you state that because "[y]our outsourced call centers are located in India…." Please clarify. We are unable to locate any other discussion in your registration statement regarding call centers in India.

7. Please revise the factor captioned, "Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses" to include an estimate of the additional expense to be incurred by EPAZZ as a publicly held company. Please note that this estimate also should be included in management's discussion and analysis.

8. Under "The President and Chief Executive Officer of EPAZZ has significant influence over our company," clarify that each holder of Class B common stock is entitled 100 votes per share.

9. You include a risk factor stating that investors will experience immediate and substantial dilution in their investment. You also state that net tangible book value per share of your common stock on a pro forma basis was negative as of September 30, 2006 was negative. Please clarify. In this regard, we note that this is selling shareholder initial public offering.

10. Under "If we fail to main effective internal controls over financial reporting," pleas explain your statement that you are required to establish and maintain appropriate internal controls over financial reporting.

Special Note Regarding Forward-Looking Statements, page 21

11. We note your statement that your registration statement contains forward-looking statements "within the meaning of " the Private Securities Litigation Reform Act of 1995. Be advised that Section 27A (b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act expressly state that the safe harbor for forward –looking statements does not apply to statements made in connection with an initial public offering. Please either delete any references to the Private Securities Litigation Reform Act or make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

Management's Discussion and Analysis, page 23

12. We note disclosure elsewhere in your registration statement that your product development efforts with respect to your BoxesOS product is expected to continue to require substantial investments by EPAZZ, and you may not have sufficient resources to make the necessary investments. Discuss these substantial investments from a qualitative and quantitative standpoint.

13. Given your going concern opinion from your independent accountant, you must include prominent disclosure of the financial difficulties giving rise to the difficulty and discuss a viable plan that has the capability of removing the threat

to the continuation of the business.

14. Please elaborate on the reasons for the material changes to your results of operations. We note, for example, your disclosure that revenue increased from $152 for the nine-month period ended 2005 to $11, 666 for the nine-month period ended 2006 due to "increased maintenance fees." As another example, for the year ended December 31, 2005, you had revenue of $3,152 compared to $102,000 for the year ended December 31, 2004 due to the completion of an installation project. Please explain what is meant by "increased maintenance fees" as well as "completion of the installation project." The latter project appears to be your major source of revenue to date. More fully explain the increase in general and administrative expenses from $27,776 in 2004 to $660,021 in 2005. Is this dramatic change solely relating to additional legal and accounting costs? We note that the filing of this registration statement, for example, did not incur until December 2006 and that the registration statement indicates that accounting fees and expense are approximately $16,000 while legal fees and expenses are approximately $30,000. If more than one factor contributed to material changes for revenues or expenses over the reported periods, your discussion should quantify the amount of the changes contributed by each of the factors or events that you identify. See Section III.D of Release No. 33-6835 and Item 303 of Regulation S-B.

15. We note certain significant changes to your line items in your financial statements for which no disclosure has been provided. For instance, your income statements show bad debt expense of $25,000 in 2004. No disclosure, however, appears to have been afforded to explain such change. Please review your results of operations discussion and revise accordingly.

16. You state that you expect general and administrative expenses to average $3,000 per month for the next 12 months. However, we note that your general and administrative expenses average $4,000 for the nine months ended September 30, 2006 – a number that does not include the costs of becoming a publicly reporting company. Please advise or revise.

17. Clarify whether your Chief Executive Officer has committed to providing you with loans to help finance your operations the next 12 months.

Description of Business, page 26

18. Please describe the business development of EPAZZ during the last three fiscal years. See Item 101(a) of Regulation S-B.

19. If possible, please provide estimated times for when you expect the various stages of development of your products to be completed. In this regard, we note that your website would lead a reader to believe that all of your products are ready to be installed at this time, which appears not to be the case from your disclosure. Please revise or advise.

20. Please revise to provide all of the applicable information required by Item 101(b) of Regulation S-B, most notably (4), (6),(7), and (10). With respect to Item 101(b)(7) disclosure, we note your risk factor disclosure regarding the protection of your intellectual property, including your one registered trademark. Further, please file all agreements upon which you are substantially dependent. See Item 601(b)(10) of Regulation S-B.

21. Under "Sales and Marketing," please expand upon your discussion that the "EPAZZ Business Development Team is comprised of independent sales teams with an average of 15 years experience in IT sales." Advise how the commissions paid to these individuals on sales is reflected in your financial statements.

22. Note 2 to the notes to the financial statements (unaudited) indicated that EPAZZ will need to obtain regulatory approval. Please advise.

Description of Property, page 30

23. Please file the lease agreement as an exhibit by amendment.

Security Ownership by Certain Beneficial Owners and Management, page 31

24. Please disclose the family relationship that the various other Passley individuals have with Shaun Passley.

Executive Compensation, page 32

25. Please note that the Commission recently adopted amendments to its disclosure regarding executive and director, related persons and other matters in Release No. 33-8732A. Further, please note that your executive compensation disclosure must be updated through your 2006 fiscal year end. See CF Tel. Interp. J.8B.

Certain Relationships and Related Transactions, page 32

26. Disclose what, if any, provisions have been made to insure that future transactions with management are on terms as least as favorable to EPAZZ as they would be if they were with an unrelated third party.

27. To the extent that the interest accrued to Mr. Passley exceeds that which would be paid to an unrelated third party, such amount should be included as "Other Annual Compensation" in the Summary Compensation Table.

Selling Stockholders, page 33

28. Revise to disclose the specific transactions in which the various selling stockholders acquired the shares being offered. Such disclosure should include the dates of the transactions, their terms, and prices paid.

29. Please identify the natural persons holding voting and/or dispositive power over the shares being offered by any non-public entities, such as L & F Lawn Service, Inc., Foundation Leukemia Research, Foundation University of Wisconsin, IT Business Solutions Group, Inc., Lynn Consulting Group, Inc., Falcon Financial Consulting, LLC, Intelective Communications, Inc., Island Capital Management, Inc., and Netkode Solutions (P) Limited. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

30. Please disclose whether any of the selling stockholders are registered broker-dealers or affiliates of registered broker-dealers.

Plan of Distribution, page 35

31. We note that the selling shareholders may engage in short sales of your common stock. Please confirm that the selling shareholders and you are aware of Corporation Finance Telephone Interpretation A.65.

Where You Can Find More Information, page 39

32. Please revise this disclosure to use the new address of the Commission, 100 F Street, NE, Washington, DC 20549.

Part II
Item 26. Recent Sales of Unregistered Securities, page II-1

33. For each issuance upon which you relied upon Section 4(2), please specify whether the purchasers were accredited or sophisticated with access to

information. Please ensure that your Item 701 disclosure encompasses the full three-year period required by the item.

34. Your discussion regarding your private Rule 504 issuance states that the shares were restricted under 4(2). Please clarify that the securities had the "same status as securities acquired in a transaction under 4(2)." See Rule 504(d) of Regulation D.

Exhibits

35. Please file all loan agreements between Mr. Passley and EPAZZ. Explain why the notes to the financial statements (unaudited) state that the interest rate on the loan is 13.95% while management's discussion and analysis indicates that the interest rate is 15%.

36. Please file the Stock Purchase Agreements for each of the private placements as exhibits to the registration statement.

37. The fourth full paragraph on page 2 of your legality opinion states that counsel's opinion is subject to the effects of bankruptcy and other matters, general equitable principles and an implied covenant of good faith and fair dealing. Please advise why this language is appropriate in an opinion relating to common equity. Further, please advise whether counsel's statement that S.A. Behar & Associates PLLC are members of the Bar of the State of New York and the State of Montana is a jurisdictional qualification considering that EPAZZ is an Illinois corporation.

Item 28. Undertakings

38. Item 512(g) of Regulation S-B was recently amended in Release No. 33-8591. Please revise your undertakings as appropriate.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Steven Anthony Behar
          S. A. Behar & Associates PLLC
          82 Wall Street, Suite 311
          New York, NY 10095
          Facsimile no. (212) 943-0002